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STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

November 22, 2017

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Lisa N. Larkin, Esq.

Re:	Schwab Capital Trust (File Nos. 33-62470 and 811-7704) (the “Registrant”)

Dear Ms. Larkin:

This letter responds to the comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment (“PEA”) No. 179 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 180 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(2) under the 1933 Act on September 15, 2017. PEA No. 179 relates to the registration of shares of Schwab® U.S. Large-Cap Growth Index Fund, Schwab® U.S. Large-Cap Value Index Fund and Schwab® U.S. Mid-Cap Index Fund, (collectively, the “funds”), which are new series of the Registrant. The SEC staff’s comments were provided by you and Nicholas Cordell to Stephen T. Cohen and Gary E. Brooks of Dechert LLP in a telephonic discussion on November 6, 2017.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 179, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

1.

Comment:    In the “Fund Fees and Expenses” table for each fund, please consider including a footnote corresponding to the “Other Expenses” line item noting that other expenses are based on estimated amounts for the current fiscal year, as required by Instruction 6(a) to Item 3 of Form N-1A, since each fund is a “New Fund”, as described in Instruction 6.

Response: The Registrant has incorporated this comment.

November 22, 2017 Page 2

2.

Comment:    Please include disclosure in each fund’s summary prospectus or the statutory prospectus regarding the frequency of the process by which each fund’s underlying index is rebalanced and reconstituted.

Response: Each fund has added disclosure regarding the rebalancing and reconstitution process of its underlying index in the “Principal Investment Strategies” disclosure in its summary prospectus.

3.

Comment:    Please confirm that the funds will file, as one or more exhibits, any index licensing or sub-licensing agreement(s) to which the funds (or the Registrant, on behalf of the funds) are a party, because the SEC staff considers such agreements to be material contracts that should be filed as an exhibit in response to Item 28(h) of Form N-1A.

Response:    The Registrant notes that the neither the funds (nor the Registrant, on behalf of the funds) are a party to any index licensing or sub-licensing agreement(s). Therefore, no such agreement(s) need to be filed in response to Item 28(h) of Form N-1A.

4.

Comment:    In the section of the prospectus titled “Investment Objectives and More about Principal Risks”, the second paragraph of the “Investment Style Risk” tile for each fund discusses the risk that each fund may concentrate its investments in a single industry or sector of the economy. Please consider making this disclosure a separate risk tile by adding a “Concentration Risk” header before the paragraph.

Response:    The “Investment Style Risk” tile is intended to explain to investors that each fund is subject to risks associated with its passive, index-replicating investment style, including the risk associated with the fact that a fund’s investments may become concentrated in a single industry or sector of the economy to the same or similar extent the index is so concentrated. The Registrant believes this risk is appropriately categorized as a risk associated with each fund’s investment style. Therefore, no changes have been made in response to this comment.

5.

Comment:    In the section of the prospectus titled “Investment Objectives and More about Principal Risks”, the “Tracking Error Risk” tile for each fund states that “[t]he fund may attempt to offset the effects of not being invested in certain index securities by making substitute investments…” Please confirm supplementally that, to the extent a fund makes any such substitute investments, it will ensure that such investments do not cause the fund to become out of compliance with its investment policy under Rule 35d-1 to invest at least 90% of its net assets in securities included in its underlying index.

November 22, 2017 Page 3

Response:    The Registrant hereby confirms that, to the extent a fund makes any substitute investments to replicate the index, the fund will ensure that such investments do not cause it to become out of compliance with its investment policy under Rule 35d-1 to invest at least 90% of its net assets in securities included in its underlying index.

6.

Comment:    The Schwab U.S. Large Cap Value Index Fund’s “Principal Risks” disclosure includes a “Value Investing Risk” tile in response to Item 4 of Form N-1A. Please consider carrying the “Value Investing Risk” tile disclosure to the statutory prospectus with any additional information necessary for purposes of responding to Item 9 of Form N-1A.

Response:    The Registrant believes the current disclosure provided in response to Item 4 of Form N-1A sufficiently describes the principal risks associated with value investing and that additional Item 9 disclosure would be redundant. Therefore, no changes have been made in response to this comment.

7.

Comment:    Please consider including additional disclosure to the subsection of the statutory prospectus titled “Direct Redemptions and Exchanges” that discusses redemptions in kind to describe the methods by which the funds may affect redemption in-kind transactions.

Response: The Registrant respectfully believes the current disclosure meets the Form N-1A requirements and, therefore, no change has been made in response to this comment.

8.

Comment:    Under the section titled “Additional Policies Affecting Your Investment” and the subsection titled “Minimum Investment”, please consider moving the statement “None” next to the “Minimum Investment” subsection heading to clarify that this subsection heading does not apply to the other topics discussed later in the section.

Response: The Registrant has revised the referenced disclosure.

9.

Comment:    Please consider adding additional disclosure to the subsection of the statutory prospectus titled “Policy Regarding Short-Term or Excessive Trading” describing any quantitative limits relating to the funds’ market timing policies, including, for example, any limits on the number of round trips and over a prescribed period.

Response:    The Registrant believes the current disclosure provided in this subsection adequately describes the funds’ policies regarding market timing. In particular, the funds’ existing disclosure already includes the following statement: “If an investor engages in multiple roundtrips in a fund within a 60 day period or the fund, in its sole

November 22, 2017 Page 4

discretion based on these and other factors, determines that a shareholder has engaged in market timing, it may refuse to process future purchases and exchanges into such fund by that shareholder for a period of 90 days.” The Registrant believes that more detailed disclosure regarding the exact number of trips could be counterproductive because it might potentially allow investors to tailor their trading activity to circumvent the funds’ policies. Therefore, no changes have been made in response to this comment.

10.

Comment:    In the section titled “Management of the Funds” in the statement of additional information, please revise the trustees and officers table to state the principal business of Loomis, Sayles & Company in the principal occupation column for Brett Wander, as required by Instruction 3 to Item 17(a) of Form N-1A.

Response: The Registrant has revised the referenced disclosure as requested and made conforming changes elsewhere for certain trustees and other officers, as necessary.

11.

Comment:    In the section titled “Management of the Funds” in the statement of additional information, please consider revising footnote 2 to the trustees and officers table to clarify for readers the primary reason that Mr. Bettinger, Ms. Chandoha and Mr. Martinetto are considered “Interested Trustees” of the Registrant, given their positions within The Charles Schwab Corporation and its affiliates.

Response: The Registrant has revised the referenced disclosure as requested.

12.

Comment:    The disclosure in the section titled “Board Leadership Structure” in the statement of additional information states that “The Board has determined that this leadership structure is appropriate…The Board made this determination in consideration of…the number of funds (and classes) overseen by the Board, and the total number of trustees on the Board.” Please supplementally explain why the number of funds (and classes) and the total number of trustees, are factors the Board considered when making the determination that its leadership structure is appropriate. Please consider revising this disclosure to remove reference to these factor or to clarify the reasons why these factors were considered important in making this determination.

Response:    The Registrant believes that the number of funds (and classes) and the total number of trustees are factors in determining the leadership structure because the Board wants to ensure the Trustees are able to oversee effectively the number of funds in the complex. The Registrant believes the current disclosure adequately describes the significant factors that were considered in determining the Board’s leadership structure and that no additional disclosure is necessary.

November 22, 2017 Page 5

13.

Comment:    In Item 33 of the Part C, the disclosure states that “[a]ll accounts, books and other documents…are maintained at the offices of “Registrant’s former sub-investment adviser, Dimensional Fund Advisors Inc.”. Please consider deleting this reference, as this appears to be stale disclosure.

Response: The Registrant has removed the referenced disclosure as requested.

*        *         *

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen